Exhibit 6.25

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE SUCH INFORMATION (I) IS NOT MATERIAL, (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED, AND (III) IS THE TYPE OF INFORMATION THAT THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL.

COMMERCIAL PRODUCT PURCHASE COMMITMENT AND OTHER AGREEMENTS

By this instrument, the Parties:

POTÁSSIO DO BRASIL LTDA, a limited company registered in the National Register of Legal Entities of the Ministry of Economy - CNPJ/ME under No. 10.971.768/0001-66, headquartered in the city of Manaus, State of Amazonas, at Rua Rio Içá, no. 310, 1st floor, room 105, district Nossa Senhora das Graças, Zip Code 69.053-100, herein represented in the form of its Articles of Organization (“PDB”); and

AMAGGI EXPORTAÇÃO E IMPORTAÇÃO LTDA, a limited liability company registered with the National Register of Legal Entities of the Ministry of Economy - CNPJ/ME under No. 77.294.254/0001-94, headquartered in the city of Cuiabá, capital of the State of Mato Grosso, at Avenida André Antonio Maggi, No. 303, Alvorada district, Zip Code 78.049-080, herein represented in the form of its Articles of Organization (“AMAGGI”).

PDB and AMAGGI when jointly designated, hereinafter “PARTIES” and, when individually and indistinctly designated, hereinafter “PARTY”.

WHEREAS:

I.

PDB is a company in the mining segment, and is the holder of 05 (five) mining rights granted by the National Mining Agency - ANM which, once the respective mining ordinance is published, will enable the Company to carry out mining, processing and commercialization activities of potassium chloride, whose main characteristics are defined in Annex I to the present instrument (“PRODUCT”), and, in this sense, PDB is developing a project for the exploration of a sylvinite mine located in the Municipality of Autazes, State of Amazonas (“PROJECT”);

II.

The PROJECT is an enterprise developed by PDB and, for the time being, is not operational, however PDB, after the accomplishment of studies, analyses and projections of technical character, all of them elaborated in accordance with the best techniques and market practices, concluded that the PROJECT has a reserve with production capacity presented in its PAE - Economic Utilization Plan of up to 2,400,000 (two million four hundred thousand) tons of PRODUCT per year, making up a total quantity of proven reserves in accordance with the Economic Exploitation Plan submitted and approved, via an order in the Electronic Information System, by the National Mining Agency on 12/18/2020 for process 880.407/2008 and on 12/14/2020 for the other processes numbers 880.094/2019, 880.095/2019, 880.096/2019 and 880.097/2019;

III.

The PROJECT under development by PDB contemplates the construction and operation, by PDB, of an industrial park with production capacity of, approximately, 2,400,000 (two million and four hundred thousand) tons of PRODUCT per year, as well as a port terminal, at the margins of Madeira River, in the Municipality of Autazes/AM, for the outflow of the referred production via the Madeira-Amazonas river corridor being certain that the PROJECT’s conception contemplates the best social and environmental practices, seeking to create benefits to the local communities, as well as foreseeing the development of its activities with observance of the highest environmental standards and norms;

IV.

PDB, in the course of the development and operation of the PROJECT, shall obtain and maintain in good standing all licenses and permits corresponding to and applicable to the PROJECT, pursuant to Clause 6 below;

V.

PDB’s commercial strategy includes, as of now, the contracting of potash commercialization commitments between PDB and companies consuming this input, and AMAGGI and PDB have initiated negotiations to this end;

VI.

AMAGGI is a Brazilian company that is part of a conglomerate of companies operating in several countries, among others, in the agribusiness segment, notably in the production, origination and exportation of agricultural commodities, and is interested in acquiring the PRODUCT, provided that certain conditions negotiated by common agreement and in good faith between the PARTIES are met;

VII.

On the same date as this instrument, the PARTIES entered into a commercial representation agreement, whereby AMAGGI undertook to provide commercial representation services to PDB (“AGENCY AGREEMENT”); and

VIII.

The PARTIES wish to regulate the acquisition commitment, by AMAGGI (or any other company belonging to the AMAGGI GROUP, as defined below), and the obligation to sell, by PDB, certain annual quantities of PRODUCT defined in Table 01 herein, by entering into this commercial commitment.

Hereby set forth the present Commercial Commitment for the Acquisition of Products and Other Agreements(“COMMITMENT”), which shall be governed by the clauses and conditions set forth below, according to:

Clause 1. RECIPROCAL OBLIGATION TO BUY AND SELL (“TAKE OR PAY”)

1.1.     Subject to compliance with the SUSPENSIVE CONDITIONS set forth in Clause 6 below, AMAGGI undertakes to purchase from PDB, and PDB undertakes to sell to AMAGGI the minimum annual quantities of PRODUCT indicated in Table 01 below, subject to the provisions of Clause 5. For the purposes of Table 01 below, “First Period” is understood as the period starting on the first business day subsequent to the end of the TEST PERIOD, as provided in this COMMITMENT, extending until December 31 of the year in which such date occurs, respecting the adjustments set forth in said Table 01. The other periods will correspond to the subsequent calendar years (each one, including the “First Period”, a “PERIOD”):

TABLE 01

PERIOD*	PRODUCT QUANTITY/YEAR
(1st) First Period	100,000 (one hundred thousand) tons*

*  Note: (a) In the case of the First Period, the amount provided for here is merely a reference given on the assumption that the First Period would last the same as a calendar year. Thus, the quantity of PRODUCT foreseen for the First Period will be adjusted proportionally to the fraction of the calendar year included in the First Period. (b) The quantities eventually decreased in the First Period (as per preceding item “a”) will, at the sole option of AMAGGI, be added to the quantities presented in the Seventeenth Period.

(2nd) Second Period	200,000 (two hundred thousand) tons
(3rd) Third Period	300,000 (three hundred thousand) tons
(4th) Fourth Period	500,000 (five hundred thousand) tons
(5th) 5th Period	500,000 (five hundred thousand) tons
(6th) Sixth Period	500,000 (five hundred thousand) tons
(7th) Seventh Period	500,000 (five hundred thousand) tons
(8th) Eighth Period	500,000 (five hundred thousand) tons
(9th) Ninth Period	500,000 (five hundred thousand) tons
(10th) Tenth Period	500,000 (five hundred thousand) tons
(11th) Eleventh Period	500,000 (five hundred thousand) tons
(12th) Twelfth Period	500,000 (five hundred thousand) tons
(13th) Thirteenth Period	500,000 (five hundred thousand) tons
(14th) Fourteenth Period	500,000 (five hundred thousand) tons
(15th) Fifteenth Period	500,000 (five hundred thousand) tons
(16th) Sixteenth Period	500,000 (five hundred thousand) tons
(17th) Seventeenth Period	400,000 (four hundred thousand) tons

1.2.     Observing the TEST PERIOD (as defined below) and the rules applicable to it, the PERIODS set forth in Table 01 above have been agreed upon by mutual agreement between the PARTIES, and, except for the First Period, will be counted from January 1st to December 31st of each year.

1.2.1.     The right to acquire the PRODUCT under the conditions set forth in this COMMITMENT and all other rights attributed to AMAGGI, as set forth herein, all companies of the AMAGGI GROUP that, like AMAGGI, also meet the requirements of the PDB credit policy in effect at the time of the purchase order. For the purposes of this COMMITMENT, the term “AMAGGI GROUP” shall be understood to mean any individual or legal entity that holds any direct or indirect interest in the capital stock of AMAGGI as well as its parent company, subsidiaries, affiliates, companies under common and/or shared control and companies in which their respective partners or shareholders (any of them) participate or will participate in the corresponding corporate capital, regardless of the number of quotas or shares they hold in such companies, as well as the natural persons of any of the partners or shareholders of the AMAGGI GROUP who act as rural producers, either in Brazil or abroad. For clarity purposes, the obligations attributed to AMAGGI in this instrument are/will not be enforceable on the other companies of the AMAGGI GROUP.

1.3.     The PARTIES recognize and agree that the present COMMITMENT constitutes a customary market obligation, called a “take or pay obligation”, whereby, once the conditions set forth in this COMMITMENT have been met and its compliance has been maintained in each of the PERIODS referred to in Table 01 above, then (a) the obligation to purchase, by AMAGGI the quantities of PRODUCT set forth above shall be immediately payable by PDB with respect to the corresponding year; and (b) the obligation to sell and deliver, by PDB to AMAGGI, the quantities of PRODUCT set forth above shall be immediately due and payable by AMAGGI in the time, volumes and form set forth in this COMMITMENT. Thus, subject to these conditions, each year the volumes of PRODUCT set forth in the table above will be considered as firm and mandatory volumes (“MANDATORY VOLUME”) for the purposes of this COMMITMENT, subject to the possibility of increasing the MANDATORY VOLUME in a given PERIOD as provided in this COMMITMENT.

1.4.     Without prejudice to compliance with the other clauses and obligations set forth in this AGREEMENT, once the SUSPENSORY CONDITIONS set forth at Clause 6 below are complied with, if any of the PARTIES does not comply with the respective obligations assumed and set forth for a given year, then the non-breaching PARTY shall be entitled to receive a non-compensatory penalty in the amount corresponding to a percentage of the prevailing price of the PRODUCT in relation to the quantities of the MANDATORY VOLUME not sold and delivered by PDB or not purchased by AMAGGI, as the case may be, without prejudice to the collection of additional damages and the right to specific performance of the obligation, all in accordance with the following conditions:

TABLE 02

Amount of Product Not Sold and Delivered by PDB or Not Purchased by AMAGGI, As Established In This COMMITMENT:	Fine Due By The Breaching Party (% of Price)
Up to 20% (twenty percent) of the MANDATORY VOLUME in a given year.	There will be no penalty for either PARTY (tolerance).

Between 20% (twenty percent) and 50% (fifty percent) of the MANDATORY VOLUME not sold by PDB or not purchased by AMAGGI, as the case may be.	A fine attributable to the breaching PARTY in the amount of 30% (thirty percent) of the value of the PRICE* charged in the PERIOD on the volume not sold by PDB or not purchased by AMAGGI in relation to the MANDATORY VOLUME.

Above 50% (fifty percent) of the MANDATORY VOLUME not sold by PDB or not purchased by AMAGGI, as the case may be.	A fine attributable to the breaching PARTY in the amount of 50% (fifty percent) of the value of the PRICE* practiced in the PERIOD on the volume not sold by PDB or not purchased by AMAGGI in relation to the MANDATORY VOLUME.

*  For the purposes of this Table the “PRICE” is considered the average gross price of the PRODUCT in the PERIOD to which the penalty refers, thus not being considered the REBATE (as defined below), discounts or withholdings for the purposes of this calculation.

1.5.     Determination of Volumes and Amounts Due: The PARTY that understands that the opposing PARTY has not purchased or supplied, as the case may be, the MANDATORY VOLUME, shall have the option to submit the amounts it believes are due from PARTY to PARTY by virtue of the take or pay obligations provided for in this Clause by January 31 of the year following the PERIOD to which the MANDATORY VOLUME purchase and sale obligation refers. The document presented in accordance with this Clause must contain the corresponding calculations, amounts due, and the supporting documents for the same (“CALCULATION MEMORIAL”).

1.6.     If the opposing PARTY disagrees with the amounts presented in the CALCULATION MEMORIAL, then it will have up to 15 (fifteen) days to contest them, provided it also does so in writing, submitting documents proving the inapplicability or inaccuracy of the amounts charged or due, as the case may be, posted in that CALCULATION MEMORIAL. Once the notification of disagreement with the values in the CALCULATION MEMORIAL is received in due time, the PARTIES should negotiate by common agreement and in good faith the solution to the disagreement presented. The amounts that are uncontroversial, that means, to which the PARTIES do not present any objection, will be paid by the debtor PARTY within 15 (fifteen) days from the end of the period for manifestation regarding the CALCULATION MEMORIAL, foreseen in this Clause. On the other hand, any controversial amounts shall be subject to negotiation between the PARTIES, in good faith, seeking the resolution of the conflict within thirty (30) days from the date of submission of the CALCULATION MEMORIAL and, if the dispute is not resolved, the dispute shall be submitted to arbitration by an independent accounting expert, appointed by mutual agreement by the PARTIES, whose costs shall be divided equally between the PARTIES. The independent expert’s report must be submitted within 45 (forty-five) days from the appointment of the independent expert, and will replace the CALCULATION MEMORIAL. If the PARTIES cannot agree on the name of the independent expert within fifteen (15) days of a PARTY’s request for the appointment of the expert, the PARTIES may resort directly to the forum provided for in Clause 10.2 of this COMMITMENT.

1.7.     On the other hand, if the other PARTY does not manifest itself regarding the CALCULATION MEMORIAL in the term foreseen in Clause 1.6, the amount of the penalties or credits foreseen therein shall be paid to the creditor PARTY up to February 20 (twenty) of the year following the PERIOD calculated in the CALCULATION MEMORIAL.

1.8.     To the amounts to be paid by the breaching PARTY as a result of the fine for the take or pay obligation agreed herein shall be added all taxes, duties, fees and contributions levied on the payment due, so that the non-breaching PARTY receives such net amounts of any taxes and discounts of any nature.

1.9.     Priority: PDB hereby declares, warrants and agrees that the sales obligation of the MANDATORY VOLUME dealt with in this COMMITMENT and the delivery by PDB to AMAGGI of the respective quantities of PRODUCT will always take precedence over any other contract, commitment or obligation contracted and/or to be contracted by PDB with any third party.

Clause 2. PRODUCT SPECIFICATIONS AND DELIVERY CONDITION

2.1.     The PRODUCT must present the characteristics, specifications and physical-chemical composition contained in “Annex I” of the present COMMITMENT.

2.2.     The PARTIES agree that PDB is solely responsible for the quality, specifications and other characteristics of the PRODUCT, in accordance with applicable laws and regulations. The specifications of the PRODUCT (and thus its conformity to the rules established herein) will be verified for each lot, at the origin, by a technical report (“REPORT”) issued by a duly qualified technician, verified at the PDB laboratories, which must be duly certified and homologated by the Brazilian authorities, with all costs being borne by PDB. If the PRODUCT is within the validity period pre-determined by the PDB (whose validity period may not be longer than the maximum periods allowed by the Brazilian authorities), it will be optional for AMAGGI or any user of the PRODUCT may contract an independent inspection to verify the quality of the PRODUCT at the time and place of its delivery, and issue a respective report (“SECOND REPORT”). In the event of inconsistency between the results contained in the REPORT and those verified in the SECOND REPORT, the PARTIES shall appoint by mutual agreement an independent laboratory, which will issue a new report (“THIRD REPORT”), whose conclusion will prevail over those of the SECOND REPORT, thus ending the controversy. If the PRODUCT is confirmed not to be in accordance with the specifications set forth in the REPORT, PDB will remain liable for all losses, damages and direct losses suffered by AMAGGI and/or any third party due to the use of the PRODUCT as provided by law.

2.3.     Product Quality Test Period: Without prejudice to PDB’s responsibility set forth in this COMMITMENT, in particular the responsibility for the quality of the PRODUCT and for holding AMAGGI harmless from any direct losses, damages and injuries on account of the commercialization and use of the PRODUCT, subject to the limits of liability set forth in this COMMITMENT, the PARTIES agree that, during the initial period of operation of the PROJECT, for a period sufficient for analyses and confirmations as to the compliance of the PRODUCT with the specifications of this Clause 2, limited to a maximum term of 6(six) months from the date of commencement of commercial operation of the PROJECT (TEST PERIOD) and until the beginning of the First Period, the “Take or Pay” obligations set forth above shall not apply, and it is certain that, once the tests are concluded and the specifications of the PRODUCT are confirmed to the foreseen in “Annex I”, the TEST PERIOD will be considered ended and the “Take or Pay” obligation effective PERIODS set forth in Table 01 above will begin, in the terms specified in Table 01 above, with the consequent counting of deadlines and corresponding volumes. The PARTIES agree that the confirmation of the quality of the PRODUCT in the TEST PERIOD shall not exclude PDB’s obligation to maintain the quality of the PRODUCT in strict compliance with the technical standards defined in Clause 2.1 above, whose quality, composition and other physical-chemical characteristics shall be maintained in accordance with such standards during the entire term of this COMMITMENT.

2.4.     The PRODUCT will be delivered to AMAGGI in the quantity, quality and specifications set forth in this COMMITMENT, on a DAP (Deliver at Place, Incoterms 2020) delivery condition at the delivery location determined in each purchase order.

Clause 3. INITIAL CONFIRMATION

3.1.     PDB is obligated to confirm to AMAGGI the date of commencement of commercial operations of the PROJECT. Said confirmation should be provided in writing, at least 1 (one) year before the date foreseen for the beginning of PROJECT activities and commercial operations (“CONFIRMATION”). The following rules shall apply to said CONFIRMATION, which the PARTIES hereby accept and expressly agree to: (a) once the CONFIRMATION is effected and the TEST PERIOD is concluded, as of the beginning of the First Period, PDB shall be obligated to make the sale and delivery of the PRODUCT to AMAGGI, and AMAGGI, in turn, shall be obligated to purchase the PRODUCT delivered by PDB, in all PERIODS and in the quantities set forth in Table 1 above (subject to the option to increase volumes provided for Clause 5 below); (b) if AMAGGI does not purchase the quantities of PRODUCT set forth in Table 1, or if PDB does not sell and deliver them to AMAGGI, in the periods and volumes agreed upon therein, then the delinquent party shall be obligated to pay, on behalf of the innocent party, the penalties set forth in Table 02 above, subject to the provisions of Clauses 1.5 and 1.7.

Clause 4. PRODUCT PRICE AND PAYMENT TERMS

4.1.     Subject to the provisions of Clause 4.2 below, the price of the PRODUCT will be defined between the PARTIES, according to the market conditions at the place of delivery of the PRODUCT, at the time of confirmation (order), by AMAGGI, of each purchase of the PRODUCT (“PRICE”). The deliveries will be made within the period to be agreed upon by the PARTIES as from the presentation of purchase orders by AMAGGI, which will be subject to the MONTHLY SCHEDULE defined in the form of Clause 5, observing that PDB will not be obligated to make, each month, any delivery greater than the one indicated in the MONTHLY SCHEDULE for that month or, each PERIOD, any delivery greater than the MANDATORY VOLUME for that PERIOD, as amended in the form of Clause 5. The PARTIES hereby agree that at no time shall the PRICE within each month in each PERIOD, practiced with AMAGGI, without regard to the REBATE (as defined below), be higher than the price of the PRODUCT practiced by PDB for the sale of the PRODUCT to third parties under the same conditions, including location, term and mode of delivery.

4.1.1.     AMAGGI shall have the exclusive right to fix the price of the quantities of PRODUCT established for each PERIOD (including additional quantities of PRODUCT, as established in Clause 5), this fixation will occur in whole or in part (i.e. once or more than once), always at the discretion of AMAGGI, this may be done from the starting date of each PERIOD up to 30 (thirty) days prior to the delivery date of the respective quantities of the PRODUCT.

4.2.     During the whole term of this COMMITMENT, over the final PRICE of the PRODUCT commercialized by PDB to the AMAGGI GROUP (and even if such PRICE remains modified, pursuant to Clause 4.4 below), a commercial discount (“REBATE”) in the amount of [***]% ([***] percent) of such PRICE shall apply. This REBATE will also apply to any additional quantities of PRODUCT, should AMAGGI exercise the option contained in Clause 5 below (increase in volumes).

4.2.1.     If PDB fails to grant the REBATE to AMAGGI GROUP, and, after notified by AMAGGI, does not grant the REBATE within 5 (five) days, PDB shall pay AMAGGI a compensatory penalty in the amount of 200% (two hundred percent) of the amount of the REBATE that should have been granted.

4.3.     The price of the PRODUCT object of a business confirmation will have its value determined according to the criteria foreseen in this Clause at the moment of such confirmation. The corresponding amount will be paid by AMAGGI to PDB within 10 (ten) days after the delivery of the PRODUCT in the specifications foreseen in the “Annex I” of this COMMITMENT, considering also the other conditions foreseen herein and those established in each purchase confirmation.

4.4.     In view of the fact that it is PDB’s business strategy to contract “take or pay” obligations for the development of its commercial operations, the PARTIES hereby establish that (a) if PDB practices or contracts with third parties the supply of the PRODUCT for values more advantageous than the value corresponding to the PRICE contracted with AMAGGI (being understood as PRICE, for the purposes of this Clause, the value of the PRODUCT for delivery in the same location, term and method of delivery contracted with the third party, before the application/incidence of the REBATE), then this condition will be automatically applicable to the present COMMITMENT, the PRICE being automatically modified to the most advantageous amounts herein mentioned and practiced with third parties, over which, thereafter, the discounts related to the REBATE will apply; and, additionally (b) in case PDB contracts with any third parties any other business conditions more advantageous than the business conditions herein established, these conditions will automatically take advantage of the obligations assumed by AMAGGI under this COMMITMENT. For purposes of clarity, once AMAGGI has fixed the prices of a given lot of PRODUCT (whatever the advance of such price fixing in relation to the shipment and delivery dates of the lot of PRODUCT in question), it will not have the prerogatives to demand price equalization and conditions (provided for in the preceding items “a” and “b”) in relation to such quantities of PRODUCT.

Clause 5. VOLUME INCREASE AND MONTHLY SCHEDULING

5.1.     PDB hereby grants AMAGGI the option to increase the annual quantities of PRODUCT set forth in Table 1 above, at its sole discretion, subject to the provisions of Clause 5.2.

5.2.     Such option may be exercised by AMAGGI, in writing, each year, until the end of the third quarter of the year preceding the PERIOD to which the option granted herein refers. For clarity purposes, this option may be exercised (a) once only or (b) more than once, in relation to any of the PERIODS shown in the same Table 01, as long as the antecedence established here is observed. Within 10 (ten) days after exercising the option to request additional quantities of PRODUCT for delivery in the following year, pursuant to this Clause, PDB will inform you whether it confirms the availability of the additional quantity of PRODUCT requested by AMAGGI (or part of it), taking into account the other duly substantiated commitments (respecting the duties of confidentiality) made by PDB and the production of the PRODUCT.

5.3.     Whenever AMAGGI exercises the option granted herein and PDB confirms the availability of the additional quantity of PRODUCT requested by AMAGGI (or part thereof), PDB shall be automatically obliged to sell, and AMAGGI shall be automatically obliged to purchase, said additional quantities of PRODUCT at the same prices and under the same conditions set forth in this COMMITMENT (including the application of the DEBATE- as defined above), without prejudice to the other obligations assumed by the PARTIES under this COMMITMENT.

5.4.     The additional quantities of PRODUCT defined in the form of this Clause 5 will be automatically incorporated into the MANDATORY VOLUMES set forth in Table 01 above, obliging AMAGGI to acquire them from PDB and PDB to sell them to AMAGGI, being certain that, verified the default of any of the PARTIES in the fulfillment of these obligations, the same “take or pay” penalties foreseen in Clause 1.4 will be applicable, according to Table 02 above.

5.5.     By September 30th of each year, after the close of the TEST PERIOD, AMAGGI shall submit to the PDB its monthly PRODUCT acquisition schedule, indicating the distribution of the MANDATORY VOLUME of PRODUCT, as originally defined in Table 01 above or as may be amended pursuant to this Clause 5, over the months of the following PERIOD (“MONTHLY PROGRAMMING”), and such MONTHLY PROGRAMMING, once agreed upon between the PARTIES shall be binding with respect to the distribution of the MANDATORY VOLUME over the months of the PERIOD. The MONTHLY SCHEDULE may be revised quarterly during the PERIOD to which it refers, by mutual agreement of the PARTIES. For purposes of clarity, once the PARTIES agree to the revision of the quantities of PRODUCT in each PERIOD or of the MONTHLY SCHEDULE, under the terms of this Clause 5.5, they will be obliged to comply with it. For the First Period, the MONTHLY PROGRAMMING will be presented by AMAGGI within 10 (ten) days from the end of the TEST PERIOD.

Clause 6. SUSPENSIVE CONDITIONS

6.1.     The PARTIES acknowledge and agree that the obligations related to the supply and acquisition of the PRODUCT set forth in this COMMITMENT are conditioned upon compliance by both AMAGGI and PDB with the following conditions (“SUSPENSIVE CONDITIONS”). Once the SUSPENSIVE CONDITIONS are met, it will be the obligation of the PARTIES to maintain compliance with the provisions of the items below during the entire term of this COMMITMENT.

6.1.1.     SUSPENSIVE CONDITIONS applicable to AMAGGI: In order for the purchase and sale obligations of the PRODUCT to be enforceable against PDB, AMAGGI undertakes to comply with (and to maintain in compliance with) the following SUSPENSIVE CONDITIONS:

(a)

Laws Compliance. AMAGGI shall be in compliance with all laws, rules, regulations, decisions (judicial, arbitral and/or administrative), conditions and norms (“LAWS”) applicable to its activities set forth in this COMMITMENT;

(b)

No Prohibitions. There may not be any LAW, court decision, arbitration decision, administrative decision, orders, decisions of interlocutory character and sentences, whether final or definitive, restrictive injunction, whether preliminary or definitive or any other determination prohibiting, hindering or limiting AMAGGI’s activities foreseen in this COMMITMENT, there may be no litigation in progress to prohibit, suspend, forbid or declare illegal, invalid or ineffective, even partially, the performance by AMAGGI of the duties undertaken herein;

(c)

No Demands. There may not be any demand, of any nature (including, but not limited to), labor, tax, civil, criminal, environmental, competition, criminal, administrative, regulatory or any other nature that seeks to prohibit, impede or limit AMAGGI’s performance of its obligations under this COMMITMENT or for which are under investigation any violations, by AMAGGI, of LAWS related to (x) the “Social and Environmental Aspects” of the activities related to this COMMITMENT, as provided in Clause 12.13 ; or (y) the anti-corruption legislation, as provided in Clause 8; and

(d)

ESG issues. Without prejudice to the provisions of Clause 12.130 below, no violation (or attempt to violate) by AMAGGI of any applicable LAWS, regulations and principles applicable to human rights and decent work with respect to employees of AMAGGI shall have occurred with respect to AMAGGI’s activities and the communities in the areas of influence of said activities. There shall not have occurred any use of indigenous, child or slave labor, as well as there shall not have occurred any damage caused by AMAGGI’s activities, directly or indirectly, to the ecosystem balance. Also, there must not have occurred any intervention in areas that have a protected biome or ecosystem, without having obtained the proper authorization from the competent government authorities to carry out its activities in such a place. AMAGGI shall not, in the performance of its duties, have made any intervention in areas inhabited (or close enough to cause negative impacts) by indigenous or traditional populations without obtaining the proper authorizations under the terms foreseen in the LAW, as well as no intervention may have occurred in areas through illegal deforestation. All of AMAGGI’s activities shall have been carried out in accordance with the respective permits issued by the municipal, state and/or federal agencies, in relation to which AMAGGI will be in compliance with all regulatory and environmental obligations.

6.1.2.     SUSPENSIVE CONDITIONS applicable to PDB: In order for the purchase and sale obligations of the PRODUCT to be enforceable against AMAGGI, PDB undertakes to comply with (and maintain in compliance with) the following SUSPENSIVE CONDITIONS:

(a)

Obtaining Licenses and Starting Operations. PDB must have obtained and maintain in effect the operating license (L.O.) of the PROJECT, and shall have initiated the commercial operations of the PROJECT, and shall also have obtained and maintained in effect all licenses and authorizations necessary for the activities set forth in this COMMITMENT, being conferred to PDB the right, in good faith, after the beginning of the commercial operation, to request the renewal of the necessary licenses, in a timely manner;

(b)

Laws Compliance. PDB shall be in compliance with all the LAWS applicable to its activities set forth in this COMMITMENT, in particular the LAWS related to the “Socio-Environmental Aspects of the Project”, as provided in Clause 12.13 below;

(c)

No Prohibitions. There shall be no LAW, court decision, arbitration award, administrative decision, interlocutory decisions, final or conclusive rulings, restraining order, preliminary or final injunction or any other determination prohibiting, preventing or limiting the transactions of the PDB, nor shall there be any pending litigation seeking to prohibit, suspend, bar or declare illegal, invalid or ineffective, even partially, the transactions of the PDB or the consummation of the transactions contemplated herein;

(d)

No demands. There shall not exist any claim of any nature (including, but not limited to) labor, tax, civil, criminal, environmental, competition, criminal, administrative, regulatory or other proceeding (i) that seeks to prohibit, impede or limit the operations of PDB under this COMMITMENT (ii) by which any violations by PDB of LAWS related to (x) the “Socio-Environmental Aspects of the Project”, as set forth in Clause 12.13; or (y) the anti-corruption legislation, as set forth in Clause 8, are under investigation; and

(e)

ESG issues. Notwithstanding the provisions of Clause 12.13 below, there shall have been no violation (or attempted violation) by PDB of any applicable LAWS, regulations, and principles of human rights and decent work with respect to the PROJECT workers and the communities in areas of influence of the development. There should not have occurred any use of indigenous, child or slave labor, as well as should not have occurred any damage caused by the PROJECT, directly or indirectly, to the balance of the ecosystem, neither should not have occurred any intervention in areas that have biome or ecosystem protected, without having obtained the proper authorization from the competent government authorities to exercise its activities in such location. A PDB não poderá, no desempenho de suas atribuições decorrentes deste COMPROMISSO, ter efetuado qualquer intervenção em áreas habitadas (ou em proximidade suficiente para causar impactos negativos) por populações indígenas ou tradicionais, sem a obtenção das devidas autorizações, nos termos previstos em LEI, bem como não poderá ter ocorrido qualquer intervenção em áreas mediante desmatamento ilegal. All the mining, industrial and any other activities of PDB shall have been carried out in accordance with the respective permits issued by the National Mining Agency - ANM, in relation to which PDB shall be in compliance with all regulatory and environmental obligations, including those related to the Institute of Environmental Protection of Amazonas - IPAAM.

6.2.     Waiver of Suspensive Conditions: Subject to the provisions of Clause 6.3 below, only AMAGGI may, in its sole and exclusive discretion, at any time waive any (or more than one) SUSPENSIVE CONDITION that applies to or must be satisfied by PDB; Similarly, only PDB may, in its sole and exclusive discretion, at any time, waive any (or more than one) SUSPENSIVE CONDITION that applies to or must be satisfied by AMAGGI.

6.3.     Continued Compliance: Once the above SUSPENSIVE CONDITIONS have been met, the PARTIES shall undertake to keep them fully complied with, in force and in strict compliance and validity throughout the term of this COMMITMENT If either PARTY waives compliance with one (or more than one) SUSPENSIVE CONDITION at any time pursuant to Clause 6.2, it may require that the waived SUSPENSIVE CONDITION be subsequently complied with.

6.4.     Non-Compliance with Conditions Precedent: The PARTIES reaffirm their agreement that (a) the commencement of the effects of the present COMMITMENT, thus understood as the immediate enforceability of the obligations hereunder, is subject to full compliance with the SUSPENSIVE CONDITIONS herein established, or its waiver as provided in Clause 6.2, as applicable; and (b) once the operation of the PROJECT is initiated, if any SUSPENSIVE CONDITION is not complied with during the term of this COMMITMENT, the PARTY to whom it pertains shall have the right to waive the SUSPENSIVE CONDITION in question, pursuant to Clause 6.2, the right to unilaterally terminate this COMMITMENT, without any penalty and regardless of any formality, subject to Clauses 6.4.1 and 6.4.2 below.

6.4.1.     The right to terminate the COMMITMENT pursuant to this section may not be exercised while (i) any challenge or appeal by the affected PARTY to any decision or proceeding impairing or likely to impair the maintenance of any SUSPENSIVE CONDITION is pending or (ii) any legal time limit for filing such a challenge or appeal is pending.

6.4.2.     In case any of the PARTIES (by itself and/or by any companies of its economic group) proves the existence of a request made by any of its financing parties or strategic partners, demanding the rescission of the present COMMITMENT due to any fact related to the non-maintenance of any SUSPENSIVE CONDITION attributable to the opposing PARTY, under penalty of early maturity of the obligations held by it (and/or any companies in its economic group) with such fundings or strategic partners, then the PARTY shall have the right to immediately rescind this COMMITMENT without regard to the provisions of Clause 6.4.1. In this case, none of the PARTIES will be subject to the payment of any penalty or indemnification as a result of the rescission of this AGREEMENT.

6.5.     If the event referred to in item “b” of Clause 6.4 above occurs (except in the event foreseen in Clause 6.4.2), the PARTY to which the SUSPENSIVE CONDITION The non-complying Party shall be immediately liable to pay, on behalf of the non-complying Party, the totality of the amounts corresponding to the take-or-pay penalty set forth in this COMMITMENT, in relation to the quantities of PRODUCT that should have been supplied and purchased in the 3 (three) year period counted from the rescission date of the COMMITMENT, applying For the calculation of this value, the average of the PRODUCT PRICES charged by PDB in the three (3) years prior to the moment of rescission, or, if three (3) years have not yet elapsed since the beginning of the supply of PRODUCT to AMAGGI, the average of the PRODUCT PRICES charged by PDB since the beginning of the supply to AMAGGI until the moment of rescission. Over the resulting value, the penalty will be calculated in relation to the quantities of PRODUCT that will no longer be purchased and delivered over three (3) years from the rescission date, according to the rule in “Table 02” of this COMMITMENT, whose resulting value will be the amount due in this case. To the referred value will be added the values corresponding to any and all incident taxes, so that the PARTY that has opted to terminate the COMMITMENT receives, at the end, the total value free of taxes.

Clause 7. VALIDITY AND RESCISSION

7.1.     This COMMITMENT is entered into by the PARTIES on an irrevocable and irreversible basis, it being understood that the obligations set forth herein shall be effective as of the present date and shall remain fully valid, effective and enforceable until the conclusion of the last PERIOD set forth in Table 01 above. The PARTIES further establish that, due to its irrevocable and irreversible character, this COMMITMENT cannot be rescinded before its final term, except in the events expressly foreseen herein.

7.2.     Rescission For Cause: Even taking into account the irrevocable and irreversible nature of the present COMMITMENT, it may be rescinded only in the following hypothesis: (a) by AMAGGI or PDB, as the case may be, in the events contemplated in Clause 6 above; (b) by any of the PARTIES, in the event of bankruptcy, judicial or extrajudicial recovery, or insolvency of a PARTY, without making due indemnities or penalties from PARTY to PARTY; or (c) by PDB, if the implementation of the PROJECT is definitively and demonstrably canceled up to the moment of CONFIRMATION (that means, without any resources being possible in order to resume the effectiveness of the implementation of the PROJECT), without any indemnity or penalty being due, in this case, from PARTY to PARTY. Due to the irrevocable and irreversible nature of this COMMITMENT, any other event of default different from those established in this Clause will not create the right, to either of the PARTIES, to terminate this instrument.

Clause 8. INTEGRITY AND ANTI-CORRUPTION LAWS

8.1.     The PARTIES declare to be aware that the anti-corruption LAWS (Ordinary Law 12.846/2013 of the Federative Republic of Brazil, United Kingdom Bribery Act, with Canada’s Corruption of Foreign Public Officials Act and with the United States Foreign Corrupt Practices Act - FCPA, among others), deem illegal: (a) to offer, pay, promise or authorize the payment of any amount, gift or anything of value, including, but not limited to gifts, entertainment, advantages or any benefit, directly or indirectly, to a public official, or third parties related to him/her; (b) to finance, fund, sponsor or in any way subsidize the practice of the aforementioned acts; (c) to use a natural or(c) use an intermediary physical or legal person to hide or dissimulate its real interests or the identity of the beneficiaries of the aforementioned acts; and entities or public agents, or intervene in their activities, including in the scope of regulatory agencies and surveillance bodies of the national financial system.

8.2.     For purposes of accomplishing the object of this COMMITMENT , the PARTIES warrant that they will in no way violate or contribute to the violation of anti-corruption LAWS.

8.3.     The PARTIES, in particular, undertake not to promise, offer or give, directly or indirectly, any undue advantage or anything of value to a public agent, or to third parties related to him/her, with regard to the fulfillment of the object of this COMMITMENT or any other relationship involving the PARTIES, for any purpose or effect.

8.4.     Without prejudice to the other clauses, conditions, obligations and penalties set forth in this COMMITMENT, in the event of effective violation of the anti-corruption LAWS, the breaching PARTY shall be liable to reimburse all eventual direct losses and damages caused to non-breaching PARTY.

8.5.     If they become aware or suspect of: (a) any payment, offer, request or agreement to grant an undue advantage to a public official, or to third parties related to him/her, in order to obtain any benefit for one of the PARTIES, whether related to this COMMITMENT or not; or (b) any event that may render inaccurate or incorrect the statements made by one of the PARTIES contained in this COMMITMENT, or made at any time during the term of this UNDERTAKING with respect to the anti-corruption LAWS, the PARTIES undertake to inform each other immediately of the fact or suspicion to the best of their knowledge of the fact or suspicion.

8.6.     Any non-compliance with the anti-corruption LAWS, in any of its aspects, will lead to the immediate rescission of the present COMMITMENT by the non-breaching PARTY, without prejudice to the penalties set forth in this COMMITMENT and the reparation of losses and damages, directly caused to said non-breaching PARTY.

8.7.     The PARTIES undertake to fully comply with the provisions of AMAGGI’s and PDB’s Codes of Ethics and Conduct in effect on the date of signature of this COMMITMENT, which the PARTIES declare to have accessed, having understood in all its terms, obligations and provisions, and to respect the general principles contained in AMAGGI’s and PDB’s Codes of Ethics and Conduct, as updated from time to time.

8.8.     The PARTIES, declare and warrant that, through any employee, director, manager, agent, consultant or any other third party acting on their behalf and interest, (a) they are not aware of any investigations, indictments, inquiries, accusations or criminal, civil or administrative proceedings for alleged violations of the anti-corruption LAWS, may these violations, in any way, prevent or not prevent compliance with this COMMITMENT or cause negative impact of any nature, to the other PARTY, including reputational impact; (b) do not negotiate and are not negotiating any type of agreement with the competent government authorities regarding potential violation of the anti-corruption LAWS; (c) have adequate practices and policies to avoid non-compliance with the anti-corruption LAWS by its employees, directors, managers, agents, consultants or any third party with whom it has any type of relationship; (d) it maintains and has maintained internal accounting controls in line with the best market practices; (e) it does not perform and has not performed any activity that can be or has been classified as clandestine mining or illegal mineral extraction.

Clause 9. THE ASSIGNMENT OR TRANSFER

9.1.     The PARTIES are hereby authorized to assign, transfer, grant in guarantee or pledge (“ASSIGNMENT”), the future rights to receive the PRICE or other monetary values to national or foreign financial institutions or their representatives or agents with the purpose of structuring financial operations. Such assignment must obligatorily observe the following rules:

(a)

No assignment, in whole or in part, may be made whereby any rights under this COMMITMENT are transferred to any third party who is included (by itself or its related persons) on sanctions lists published and maintained by any governmental sanctioning authorities, such as OFAC of the United States Government, Her Majesty’s Treasure of the United Kingdom Government and any others. In the same way, assignments may not be made in favor of any third party that, directly or indirectly, by itself and/or by persons related to it, is listed in the CEIS - Cadastro Nacional de Empresas Inidôneas e Suspensas (National Register of Dishonest and Suspended Companies);

(b)

All parties involved in the ASSIGNMENT must expressly declare (i) their knowledge and agreement that the COMMITMENT may be terminated in the events contemplated in this instrument; (ii) its awareness and agreement that the PRICE will only be paid after delivery of the PRODUCT in the exact terms and conditions agreed between AMAGGI and PDB, such terms and conditions to be in full compliance with the terms and conditions of this COMMITMENT .(iii) there will be no right of recourse, by the assignees/favored parties, in relation to AMAGGI; and (iv) its express awareness and agreement with all the terms, conditions and obligations agreed upon in this LOAN and in the obligations that, derived from it, are object of the ASSIGNMENT;

(c)

Once any ASSIGNMENT is made, the assignor PARTY shall communicate such fact to the other PARTY, within 10 (ten) days from the date of its formalization, providing all information and presenting all documents that the latter may reasonably request; and

(d)

AMAGGI (if PDB is the assignor PARTY) or PDB (if AMAGGI is the assignor PARTY) may oppose to the assignee any right of set-off of amounts it holds against the assignor PARTY, under this or any contracts, and all other exceptions it holds against the assignor PARTY.

Clause 10. THE APPLICABLE LAW AND THE FORUM OF CHOICE

10.1.     The present COMMITMENT will be governed and interpreted according to the laws of the Federative Republic of Brazil.

10.2.     The PARTIES, by common and reciprocal agreement, elect the Central Court of the Judicial District of São Paulo/SP as the only competent court to know and settle any doubts or disputes arising from the interpretation and execution of any of the clauses, conditions, rights and obligations set forth in this COMMITMENT and in any documents related to it, expressly waiving any other.

Clause 11. CONFIDENTIALITY AND PUBLICITY

11.1.     The PARTIES undertake to maintain confidentiality and not to disclose or make public the terms and conditions of this COMMITMENT and any documents and agreements related to it, for a period of 3 (three) years after the termination of this COMMITMENT, for any reason, without the prior consent of the other PARTY. Furthermore, each of the PARTIES undertakes to treat as strictly confidential and not to disclose to any third party, and to cause its respective attorneys and consultants to treat as strictly confidential and not to disclose to any third party, any information related to the other PARTY that has come to their knowledge or knowledge as a result of the transactions contemplated in this COMMITMENT, except for any information that (a) is or will come to be in the public domain without breach of the obligation of confidentiality referred to in this clause; (b) was already known to the receiving PARTY at the time of such disclosure by the other PARTY; or (c) has been lawfully received by either PARTY from a third party not subject to any secrecy obligation to the other PARTY. For purposes of clarity, in any events of IPO, stock offerings, capital market operations, fund raising and any other similar events, where a PARTY intends to disclose any information of this COMMITMENT (including its existence) to any third party, including any governmental authorities, such PARTY shall not require the prior consent of the other PARTY with respect to such disclosure, but shall submit the material and information to be disclosed to the other PARTY at least ten (10) days prior to the date of disclosure.

11.2.     The PARTIES are fully responsible for the confidentiality to be observed, under the terms provided for herein, by their managers, employees and/or any third party that, by their indication, has had access to information on: (a) the terms and conditions of this COMMITMENT and other related documents and information; and (b) the operations contemplated in this COMMITMENT.

11.3.     The confidentiality obligation provided for herein shall not prevent the PARTIES from disclosing information to any governmental authority or any third party: (a) in the context of prior consent requests necessary for any services contracted between the PARTIES; (b) for purposes of the assignment authorized pursuant to Clause 9 above; and (c) pursuant to and within the strict limits of any court or arbitration order given to them in this regard. In the event that either PARTY is required, as required by the relevant GOVERNMENT AUTHORITY or by applicable law, to disclose in full or in part any confidential information referred to in this Clause, such PARTY may do so without giving room for indemnification or liability. However, it must, in any case: (x) provide only that piece of the information and documents that its advisors deem legally required; (y) use all reasonable efforts to obtain assurances from the party requesting the information/documents that confidential treatment will be accorded; and(z) notify the other PARTY promptly in writing of the need for a breach of confidentiality, enabling the other PARTY to take appropriate measures to protect the confidentiality of the information.

11.4.     Notwithstanding the provisions of this Clause 11, the PARTIES agree that they may not make announcements or disclosures directed to the public in general and third parties, including clients and/or suppliers, in relation to the operations subject matter of this COMMITMENT (and to the COMMITMENT itself), being obliged to request the approval of the other PARTY of the content of the materials destined to disclosures dealt with herein.

Clause 12. FINAL PROVISIONS

12.1.     Liability. The liability of each of the PARTIES under this COMMITMENT is limited to the penalties provided for herein and to the compensation for direct damages, it being expressly stipulated that none of the PARTIES shall be liable, under any circumstances, for loss of profits or indirect damages, such as loss of revenue, loss of sales and loss of contract, except in the case of willful misconduct, serious fault or fraud.

12.2.     Notifications and Communications. All notices, communications, requests and other notices given from PARTY to PARTY under this COMMITMENT shall be in writing and sent by e-mail or by registered or certified mail to the following addresses:

If for PDB:

[***]

If for AMAGGI:

[***]

12.3.     All notification, requests, and other notices shall be deemed given upon actual receipt or delivery, evidenced by written acknowledgment of receipt, confirmation, or other proof of actual receipt or delivery to the addresses listed above and in care of the representatives referred to therein. Any PARTY maý from time to time, by written notice delivered in the above manner, state another address or a different or additional person to whom all such notices or notices shall be sent in the future.

12.4.     Specific Execution. The commitments and obligations assumed by each one of the PARTIES in the present COMMITMENT are subject to specific execution. To this purpose, the PARTIES recognize that this COMMITMENT, duly signed by two witnesses, constitutes an extrajudicial execution instrument for all purposes and effects, in accordance with article 784, III, of the Brazilian Code of Civil Procedure.

12.5.     Integral Commitment, Irrevocability and Irretractability. This COMMITMENT constitutes the entire agreement between the PARTIES with respect to its subject matter, superseding any and all prior agreements and understandings between the PARTIES, oral or written. The present COMMITMENT and the obligations established herein are contracted on an irrevocable and irreversible basis, not allowing for any type of regret, rescission or cancellation, except in the cases of rescission expressly established therein

12.6.     Excessive Burdens; Freedom of Consent. The PARTIES declare that the obligations assumed by this instrument (a) are fully equitable, as well as that they have and shall have, throughout the validity of this COMMITMENT, full capacity to comply with such obligations, thus refraining from invoking, at any time, excessive burden in the performance of the same; and (b) were assumed by the PARTIES by full and unequivocal agreement, in existing in this contract any kind of addiction of consent, coercion, the PARTIES exercising their freedom to contract, including having been assisted by their lawyers, consultants, accountants and technicians in this present agreement.

12.7.     Costs and Expenses. Each one of the PARTIES will be solely responsible for any and all costs and expenses they have incurred and may incur as a result of the contractual relationship established herein, including (but not limited to) taxes, expenses, costs with advisors, consultants and any others, and no collection, claim for reimbursement or sharing of the same, under any heading, unless expressly provided for in this COMMITMENT.

12.8.     Liberality. If one of the PARTIES tolerates any infraction in relation to any provision of this COMMITMENT (and/or of any other documents related to it), or omits to demand the fulfillment of any term or condition herein established, it does not mean that it has released the other PARTY from the obligations assumed, nor that the violated provision has been considered as cancelled. This act of liberality shall not constitute a novation of the clauses of this COMMITMENT, nor shall it affect its rights, which may be exercised at any time.

12.9.     Amendments. Any amendment in this COMMITMENT will be valid only by means of a written instrument, duly executed by the PARTIES, which will become an integral part of this COMMITMENT for all purposes and effects.

12.10.     Invalidity. Eventual unenforceability or invalidity of any clause, item, obligation, term, condition or provision established by force of this COMMITMENT may only be declared in court, by final condemning and/or declaratory sentence transited in res judicata, and even then it will not affect the enforceability or validity of the other clauses, items and provisions, except if the combination of its provisions results in the will of the PARTIES not having been to contract without the unenforceable or invalid provisions.

12.11.     Disengagement. This COMMITMENT does not establish, by force of this agreement, any link of any nature, including, but not limited to, labor, environmental, regulatory, fiscal and responsibility on the part of AMAGGI with PDB, nor of PDB with AMAGGI (nor any commitments in this sense), except the bond of services rendered by AMAGGI with PDB, other than the provision of services established by this instrument. Each PARTY shall exclusively bear the responsibilities attributable to them by LAW, including labor responsibilities of their respective employees and their respective environmental, integrity, regulatory and tax responsibilities. No partnership, association, agency, consortium, mandate or joint liability of any kind is created by this COMMITMENT between the PARTIES.

12.12.     Responsibility for Clause Drafting. The PARTIES have jointly participated in the negotiation and drafting of this COMMITMENT, and the drafting and construction of the clauses set forth herein shall always be considered as a jointly agreed wording between these PARTIES, in good faith, to express their mutual intent and purposes. In the event that an ambiguity or conflict in interpretation should arise, this COMMITMENT shall be so construed, i.e., as if jointly drafted by the PARTIES, and there shall be no presumption or burden of proof favoring or disfavoring any PARTY by virtue of the authorship of any provision hereof.

12.13.     Socio-environmental Aspects of the Project. The PARTIES declare and warrant that, during the entire term of this COMMITMENT, they shall observe and comply with all social and environmental LAWS, undertaking to adopt effective environmental and social programs aligned with the applicable legal provisions pertinent to the activities of this COMMITMENT. If, during the entire term of this COMMITMENT, any of the PARTIES have indigenous labor, it will only be admitted through labor, employment and income programs provided for and admitted in LAW, and in strict compliance with the norms, LAWS and conventions of any nature applicable to labor and human and social development. Likewise, PDB declares and guarantees that the construction and operation of the PROJECT will be carried out with strict respect for the environment, and that its facilities have been conceived so as to cause the least possible environmental and social impact, which will be compensated in accordance with the provisions of LAW. No aspect of the PROJECT should be conceived or operated with damage or harm (even if potential) to the environment and the populations living there, except for the impacts foreseen and approved in the environmental licenses, to be compensated according to their terms. It will constitute an unconditional obligation of the PDB to attend to the realization of an Indigenous Component Study - ECI regarding the region where the PROJECT will be built and the indigenous people who live there. The development and operation of the PROJECT by PDB shall further comply, in all aspects, with any LAW related to (i) occupational health and safety; (ii) combating prostitution and child labor; and (iii) slave labor. AMAGGI represents and warrants that all of its activities during the period of this COMMITMENT will also comply, in all aspects, with any LAW related to (i) occupational health and safety; (ii) combating prostitution and child labor; and (iii) slave labor.

12.14.     Data Protection. The PARTIES warrant that they perform and have performed, since the commencement of Law 13.709/2018 (“LGPD”), the processing of personal data in accordance with the LGPD and declare that: (a) store personal data in a secure and appropriate manner, in accordance with the applicable LAW; (b) follow a privacy policy and security procedures compatible with the type of personal data processed; (c) have appointed a controller, as determined by the applicable LAW; (d) make a record of the operations of the personal data processing; (e) have the consent of the owners of the personal data to carry out the processing or base each processing on any legal hypothesis provided by LAW; (f) only use personal data in a manner compatible with the purposes for which they are received (g) allow the personal data subjects to exercise their rights as provided by LAW; (h) ensure that technical and organizational security measures are used to protect the personal data against unlawful and unauthorized processing and against accidental leakage, destruction or damage; and (i) ensure that any employees or external service providers acting in conjunction with them in the performance of their services and who may have access to personal data comply with applicable laws on personal data protection.

12.15.     Electronic Signatures. The PARTIES expressly agree, authorize, accept and recognize as valid any form of evidence of authorship of the signatories of this instrument and witnesses through their respective digital signatures, obtained through electronic certificates, even if they are electronic certificates not issued by the Brazilian Public Key Infrastructure ICP-Brazil under Article 10, paragraph 2, of Provisional Measure 2.200-2 of August 24, 2001, and, thus, acknowledge and admit, irrevocably, that such signatures are considered by them as valid and true, being certain that such certificates shall be sufficient for the truthfulness, authenticity, integrity, validity, and effectiveness of this COMMITMENT.

And so being just and contracted, the PARTIES sign this COMMITMENT jointly with two witnesses for all legal purposes and effects.

Cuiabá/MT, September 29, 2022

By:	/s/ Adriano Viana Espeschit	Date: September 29, 2022
POTÁSSIO DO BRASIL LTDA.

By:	/s/ Gunnar Nebelung	Date: September 29, 2022
AMAGGI EXPORTAÇÃO E IMPORTAÇÃO LTDA.

Witnesses:

1.	/s/ Davidson Pereira Aquino	Date: September 29, 2022

2.	/s/ Amanda Salgado de Barros	Date: September 29, 2022

Annex I - Product Specifications

Product Reference Sheet

POTÁSSIO DO BRASIL

Origin: Autazes, Amazonas, Brazil Product: Potassium Chloride, KCI, Potassium, MOP

Typical Chemical Specification (1)

Component	Typical (%)	Min (%)	Max (%)
KCI	95.00	94.00
NaCI	4 12		500
CaSO4	0.01
K2SO4	000
MgSO4	005
Na2SO4	004
MgCl2	000
Insoluble	0.14		022
H2O	0.20

Typical Particle Size Distribution (1)

Opening	Unit		Track
6.0 mm		%	0-5
4.0 mm		%	20-40
2.8 mm		%	40-70
2.36 mm		%	65-85
2.0 mm		%	85-98
1.7 mm		%	95-100

Physical Properties

Density(2)	Kq/m3	1.04-1.20
Resting Angle (1)	Degrees	32	°
Size Guide Number (SGN)(1)		262
Color		Pink

Notes:

1	Strong: Bench Tests with Borehole Samples
2.	Strong: Estimate

MANAUS - Rua Rio Iça. no. 310. Room 105. Nossa Senhora das Gracas. Zip Code 69053-100 - Manaus/AM

AUTAZES - Rua Coronel Soares no. 595. Olinda. Zip Code 69.240-000 - Autazes/AM

BELO HORIZONTE - Av Afonso Pena no. 3130. Room 701. Staff. Zip Code: 30130-009 - Belo Horizonte/MG

Annex I-1